Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Ariba, Inc. 1999 Equity Incentive Plan, Employee Stock Purchase Plan, FreeMarkets, Inc. Broad Based Equity Incentive Plan, and FreeMarkets, Inc. Second Amended and Restated Stock Incentive Plan of our reports dated November 27, 2006, with respect to the consolidated financial statements of Ariba, Inc. included in its Annual Report (Form 10-K) for the year ended September 30, 2006, Ariba Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Ariba Inc., filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

May 7, 2007